EXHIBIT 1

Jacada Reports Financial Results for Second-Quarter 2003

ATLANTA, July 28, 2003 – Jacada Ltd. (Nasdaq: JCDA), the leading provider of legacy integration and Web-to-host solutions, today reported second-quarter 2003 results, which are in line with First Call consensus estimates.

Total revenue for the 2003 second quarter was $5.1 million, unchanged from the 2003 first quarter. Software license revenue was $2.1 million in the 2003 second quarter, compared to $2.2 million in the 2003 first quarter. Service and maintenance revenues were $3.0 million in the 2003 second quarter, up slightly from $2.9 million in the 2003 first quarter. In the second quarter of 2002, Jacada reported software license revenue of $2.2 million, service and maintenance revenues of $3.1 million, and total revenue of $5.3 million.

Gross profit for the 2003 second quarter was $4.2 million, or 82% of total revenue, compared to $4.1 million, or 81% of total revenue, in the 2003 first quarter. Net loss for the quarter was $361,000, or $0.02 per share, compared to net loss of $631,000, or $0.03 per share, in the 2003 first quarter. In the second quarter of 2002, Jacada reported gross profit of $4.1 million, or 77% of total revenue, and a net loss of $1.2 million, or $0.07 per share.

At the end of the second quarter, Jacada’s cash and investments totaled $42.5 million, essentially unchanged from the first quarter of 2003.

“We are pleased with our financial performance considering the challenging IT spending environment we continue to experience,” said Gideon Hollander, CEO of Jacada. “Integration remains a top priority for CIOs, many of whom are already familiar with and keenly interested in Jacada’s growing suite of business solutions aimed at helping organizations reuse and extend the life of their valuable legacy computing systems. That said—and given the successes our existing customers are having with our products and the leadership position we hold in the market—we expect our results will continue to improve in the coming quarters.”

Second-Quarter Highlights

During the quarter, Jacada closed new and follow-on business with customers such as AAA Mid-Atlantic, Airline Tariff Publishing Company, Compass Bank, Global Beverage Group, HTE Inc.,

Raytheon Missile Systems, South Carolina Farm Bureau, Wausau Benefits, and GISS, the Spanish Social Security Agency.

Partnerships continue to provide Jacada with expanded channel opportunities. In the second quarter, Jacada’s suite of legacy integration, emulation, and Web-to-host solutions was certified ca smart with CleverPath Portal from Computer Associates International, Inc. (CA). Working within CA’s CleverPath Portal, Jacada enables users to access and display legacy business applications, information and data in a single consistent interface. This certification further expands Jacada’s footprint within CA.

In addition, Jacada’s partnership with PeopleSoft has begun to show traction with the signing of our first joint customer agreement. Jacada Integrator enables PeopleSoft customers to achieve real-time access to their legacy applications from PeopleSoft 8 applications.

During the second quarter, Jacada released new versions of both the Jacada Interface Server and Jacada Integrator products. “The continued development and enhancement of our product lines brings us closer to reaching our goal of becoming the one-stop-shop for all things legacy,” said Hollander. “We are beginning to see this vision generate significant interest within our prospect and customer base, therefore we expect sequential software license revenue growth of 10-12% in the coming quarters.”

About Jacada—Jacada Ltd. connects the world to legacy systems through a full range of automated integration, web-to-host, and legacy access solutions. Jacada’s legacy integration solutions address all application development architectures including J2EE, .NET, and Web Services and are the preferred and certified legacy connection solutions for Computer Associates, PeopleSoft, SeeBeyond, and Siebel. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Citibank, Delta Air Lines, The Federal Reserve Bank, Lillian Vernon, Porsche Cars North America, Prudential, and the US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; and (iii) the Company’s growth strategy and operating strategy (including the development of its products and services). The words “may,” “could,” “would,” “will,” “believe,” “anticipate,”

“estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company’s Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

Jacada Contacts:

Ann Conrad

770-352-1310 ext 382

aconrad@jacada.com

and

Phil Bourdillon

Silverman Heller Associates

310-208-2550

bourdillon@sha-ir.com

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2003	December 31, 2002
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,820	$15,319
Marketable securities	11,033	22,326
Trade receivables (net of allowance for doubtful accounts of $ 460 and $ 398 at June 30, 2003 and December 31, 2002, respectively)	3,289	2,661
Other current assets	610	645

Total current assets	26,752	40,951

LONG-TERM INVESTMENTS:
Marketable securities	19,629	3,737
Severance pay fund	705	576
Long-term other assets	60	79

Total long-term investments	20,394	4,392

PROPERTY AND EQUIPMENT, NET	2,285	2,804

OTHER ASSETS, NET:
Technology (net of accumulated amortization of $ 537 and $ 381 at June 30, 2003 and December 31, 2002, respectively)	1,021	1,177
Other intangibles, net (net of accumulated amortization of $ 50 and $ 23 at June 30, 2003 and December 31, 2002, respectively)	113	140
Goodwill	4,554	4,554

Total other assets	5,688	5,871

	$55,119	$54,018

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	June 30, 2003	December 31, 2002
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$661	$760
Deferred revenues	4,059	2,144
Accrued expenses and other liabilities	3,495	3,599

Total current liabilities	8,215	6,503

LONG-TERM LIABILITIES:
Accrued severance pay	1,110	927
Accrued expenses	89	124

Total long-term liabilities	1,199	1,051

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 30,000,000 shares at June 30, 2003 and December 31, 2002; Issued and outstanding: 19,009,903 and 18,935,903 shares at June 30, 2003 and December 31, 2002, respectively	55	55
Additional paid-in capital	69,225	69,143
Deferred stock compensation	(22)	(25)
Accumulated other comprehensive gain	229	81
Accumulated deficit	(23,782)	(22,790)

Total shareholders’ equity	45,705	46,464

	$55,119	$54,018

JACADA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2003	2002	2003	2002	2002
	Unaudited				Audited
Revenues:
Software licenses	$4,300	$5,165	$2,091	$2,244	$9,783
Services	2,202	2,696	1,237	1,235	4,518
Maintenance	3,693	3,505	1,808	1,858	7,235

Total revenues	10,195	11,366	5,136	5,337	21,536

Cost of revenues:
Software licenses	182	121	72	4	248
Services	1,151	1,905	594	887	3,115
Maintenance	557	663	281	331	1,247

Total cost of revenues	1,890	2,689	947	1,222	4,610

Gross profit	8,305	8,677	4,189	4,115	16,926

Operating expenses:
Research and development	2,716	3,053	1,407	1,550	6,191
Sales and marketing	4,790	5,454	2,348	2,761	9,450
General and administrative	2,433	2,588	1,206	1,256	4,602
Restructuring charges	—	—	—	—	501

Total operating expenses	9,939	11,095	4,961	5,567	20,744

Operating loss	(1,634)	(2,418)	(772)	(1,452)	(3,818)
Financial income, net	642	389	411	209	909

Net loss	$(992)	$(2,029)	$(361)	$(1,243)	$(2,909)

Basic and diluted net loss per share	$(0.05)	$(0.11)	$(0.02)	$(0.07)	$(0.16)

Weighted average number of shares used in computing basic and diluted net loss per share	18,995,895	18,550,035	19,003,310	18,559,810	18,710,105